UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated April 05, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Company")

CONFIRMATION OF NOTICE BY AMCU TO COMMENCE WITH INDUSTRIAL ACTION

AT SIBANYE

Westonaria, 4 April 2016: Sibanye (JSE: SGL AND NYSE: SBGL) wishes to advise shareholders that the Association of Mineworkers and Construction Union (AMCU) has served the company with notice to commence industrial action in respect of the 2015 wage negotiations. In terms of the notice, AMCU members will embark on protected industrial action from afternoon shift, Wednesday, 6 April 2016.

"The decision taken by the AMCU leadership is unfortunate, particularly coming after such an extended period following agreement on wages, which was reached with the three other representative unions at Sibanye, in October 2015. In the interest of a harmonious working environment and sustainable operations, a decision was taken to implement the wage increases to all employees, including AMCU members, retrospectively from July 2015. We wish to advise that the wage increases implemented in 2015 are final and the decision taken by the AMCU leadership will not yield a different outcome", said Sibanye CEO, Neal Froneman.

"As management we are required to consider and protect the interests of all stakeholders and we will ensure that the viability and sustainability of our business is maintained. We have developed robust plans to manage the potential impact of strike action at our operations and will implement these plans accordingly. We will also be working together with other relevant stakeholders to ensure that the industrial action is conducted peacefully, within the framework of the agreed strike rules and in accordance with the law" concluded Froneman.

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: April 05, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer